AGREEMENT

This Agreement is entered into as of July 31, 2025 (this "Agreement", including the exhibits hereto), by and between Saba Capital Management, L.P. ("Saba") and Eaton Vance Management (the "Adviser" and, together with Saba, the "Parties" and, individually, a "Party").

WHEREAS, the Eaton Vance New York Municipal Bond Fund (ENX) (the “Fund”) is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Adviser serves as the Fund's adviser pursuant to an investment advisory agreement between the Fund and the Adviser; and

WHEREAS, as of the close of business on July 31, 2025, Saba may be deemed to be the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”)) of, in the aggregate, 3,898,946 shares of common stock of the Fund (“Common Shares”), which includes Common Shares held by Saba Capital Master Fund, Ltd. and other private funds and accounts managed by Saba (the “Saba Private Funds and Accounts”) and two closed-end management investment companies and one open-end investment managed by Saba and registered under the 1940 Act (along with any investment company registered under the 1940 Act that may be managed by Saba in the future, the “Saba RICs”). For the avoidance of doubt, the Saba RICs are not parties to, are not restricted by and are not governed by, the terms of this Agreement and nothing in this Agreement shall restrict Saba from acting on behalf of the Saba RICs.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1. Fund Liquidation

1.1 After the execution and delivery of this Agreement by each Party, on the basis of the representations, warranties and agreements set forth herein and subject to performance by each Party of its respective covenants and other obligations hereunder and the other conditions set forth herein:

(a) The Adviser shall use its best efforts, consistent with its fiduciary duties, to present the Board with information and a proposal to enable the Board to approve the liquidation and termination of the Fund (the "Liquidation"), subject to shareholder approval, and to recommend that shareholders of the Fund approve the Liquidation in accordance with Article VIII, Section 8.2 of the Fund's Agreement and Declaration of Trust.

(b) The Adviser also agrees to recommend to the Board that the Fund issue a press release in the form attached hereto as Appendix A announcing the Board's approval of the Liquidation and recommendation that shareholders approve the Liquidation promptly after the Board's approval (the "Announcement").

1.2 The proposals and trustee nominations that Saba previously submitted in connection with the Fund's 2025 annual meeting of shareholders (the "Annual Meeting", and such proposals and nominations,  the "Saba Proposals") shall be deemed to have been withdrawn by Saba and Saba Capital Master Fund, Ltd. effective upon the Announcement, and Saba shall not submit any other proposals or nominees for the Annual Meeting or any other meetings of Fund shareholders prior to the termination of this Agreement in accordance with Section 4 hereof.

Section 2. Additional Agreements

2.1 Saba covenants and agrees that from the execution of this Agreement until the Agreement is terminated pursuant to Section 4, it will not, and will cause its respective principals, directors, general partners, members, officers, employees, agents (acting on Saba's behalf), affiliated persons (as defined in the 1940 Act and which, for the avoidance of doubt, shall exclude the Saba RICs but shall include (without limitation) any account or other pooled investment vehicle now or in the future managed, advised or sub- advised by Saba or its affiliated persons) and representatives under Saba's control (all such persons, collectively, the "Saba Entities"), and any other persons controlled by or under common control with Saba, Saba Capital Management GP, LLC or Boaz R. Weinstein (which shall not include the ETF) (such other persons, and excluding the Saba RICs, "Affiliates"), not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), unless specifically permitted in writing in advance by the Fund and the Adviser, take any of the actions with respect to the Fund as set forth below:

(a) effect, seek, offer, engage in, propose (whether publicly or otherwise and whether or not subject to conditions) or cause, participate in or act to, or assist any other person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or cause, participate in or act to (other than as specifically contemplated by this Agreement):

(i) any "solicitation" of "proxies" or become a "participant" in any such "solicitation" as such terms are defined in Regulation 14A under the Exchange Act, including any otherwise exempt solicitation pursuant to clause (iv) of Rule 14a- 1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b), in each case, with respect to securities of the Fund (including, without limitation, any solicitation of consents to act by written consent or call a special meeting of shareholders), except that Saba and the Saba Entities and Affiliates may solicit proxies in favor of the Liquidation;

(ii) knowingly encourage or advise any other person or knowingly assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with the Board's and/or Adviser's recommendation with respect to the Fund in connection with such matter or encouragement or advice solely amongst Saba, the Saba Entities and the Affiliates) with respect to the Fund, except that Saba and the Saba Entities and Affiliates may solicit proxies in favor of the Liquidation;

(iii) engage, directly or indirectly, in any short sale that derives substantially all of its value from a decline in the market price of the Fund (for the avoidance of doubt, Saba and its Affiliates may short sell broad based indices);

(b) form, join or in any way participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder) (other than a group that consists solely of members of Saba, the Saba Entities and the Affiliates) with respect to the activities described in Sections 2.1(a)(i), 2.1(a)(ii) or 2.1(a)(iii);

(c) deposit any securities of the Fund in any voting trust or subject any securities of the Fund to any arrangement or agreement with respect to the voting of the securities of the Fund, including, without limitation, lend any securities of the Fund to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any shareholder vote or consent of the Fund or to sell such securities, other than any such voting trust, arrangement or agreement solely among the members of Saba, the Saba Entities and the Affiliates, provided that Saba and its Affiliates may grant any liens or encumbrances on any claims or interests in favor of a bank or broker-dealer or prime broker holding such claims or interests in custody or prime brokerage in the ordinary course of business, which lien or encumbrance is released upon the transfer of such claims or interests in accordance with the terms of the custody or prime brokerage agreement(s), as applicable;

(d) seek, alone or in concert with others, (i) election or appointment to, or representation on, the Board, or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board, or (ii) the removal or resignation of any member of the Board, or knowingly encourage any such actions in clause (i) or (ii) specifically with regard to the Fund;

(e) make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Fund (pursuant to Rule 14a-8 under the Exchange Act or otherwise), or take any action (other than in accordance with this Section 2.1 and Section 2.2) with respect to any shareholder proposal or written consent submitted prior to the date of this Agreement or during the period from the execution of this Agreement until the Agreement is terminated pursuant to Section 4;

(f) make a request for a shareholder list or other books and records of the Fund under Massachusetts or New York law or any other statutory or regulatory provision;

(g) seek to control or publicly influence the Adviser with respect to the Fund, the Board or policies of the Fund;

(h) make any public proposal with respect to (i) any change in the number or term of directors or the filling of any vacancies on the Board, (ii) any change in the capitalization, share purchase program, dividend policy or distribution policy of the Fund, (iii) any other material change in the Fund's management, business or corporate structure with respect to the Fund, or (iv) any waiver, amendment or modification to the charter or bylaws of the Fund;

(i) enter into any negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advise, knowingly assist or knowingly encourage others to take any action with respect to any of the foregoing; or

(j) publicly request (x) that the Fund, the Board or any of their respective representatives amend or waive any provision of this Section 2.1 (including this sentence) or (y) the Board to specifically invite Saba, the Saba Entities or the Affiliates to take any of the actions prohibited by this Section 2.1.

Nothing herein shall be deemed to prohibit Saba, the Saba Entities and the Affiliates from communicating privately with the directors, officers, and advisors of the Fund (including the Adviser) so long as such private communications would not be reasonably determined to trigger public disclosure obligations for any Party. In addition, the covenants set forth in this Section 2.1 shall not be deemed to prevent the Saba RICs from taking or failing to take any action or voting any Common Shares held by the Saba RICs proportionately in accordance with the method prescribed in the second clause of Section 12(d)(1)(E)(iii)(aa) of the 1940 Act ("Mirror Voting") and/or in accordance with the proxy voting policy of the Saba RICs.

2.2 Saba covenants and agrees that it will, and will cause the Saba Entities and the Affiliates (except, for the avoidance of doubt, the Saba RICs) to:

(a) appear by proxy or otherwise at the Annual Meeting and at any other meeting(s) of shareholders of the Fund (including any postponements or adjournments thereof) related to the Liquidation, and (i) cause all Common Shares it and the Saba Entities and Affiliates beneficially own as of the record date for such meeting to be counted as present thereat for purposes of a quorum and (ii) vote or cause to be voted at such meeting all of the Common Shares Saba, the Saba Entities and the Affiliates beneficially own as of the record date for such meeting (except, for the avoidance of doubt, the Saba RICs) in favor of the Liquidation.

(b) except for any action that would be in contravention of this Agreement, vote or cause to be voted at the 2025 Annual Meeting and any other meeting(s) of shareholders of the Fund all Common Shares it and the Saba Entities and Affiliates beneficially own as of the record date (i) in favor of election of the Board's trustee nominees, (ii) against any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the Board regarding the election of the Board's trustee nominees or a shareholder proposal submitted to the Fund pursuant Rule 14a-8 under the Exchange Act or otherwise, and (iii) in accordance with the Board's recommendations on any other matter submitted to the Fund's shareholders.

(c) appear by proxy or otherwise at all annual and special meetings of shareholders of the Fund (including any postponements or adjournments thereof) and cause all shares of the Fund that it and the Saba Entities and Affiliates beneficially own as of the record date for such meeting to be counted as present thereat for purposes of a quorum and to vote (i) in favor of election of the Board's trustee nominees, (ii) against any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the Board regarding the election of the Board's trustee nominees or a shareholder proposal submitted to the Fund pursuant Rule 14a-8 under the Exchange Act or otherwise, and (iii) in accordance with the Board's recommendations on any other matter submitted to the Fund's shareholders.

2.3 Saba represents and warrants as follows:

(a) It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against Saba in accordance with its terms.

(c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

(d) Saba beneficially owns, directly or indirectly, and has the power to vote all the Common Shares as described in the recitals to this Agreement (except for shares of the Saba RICs, which may be subject to Mirror Voting in accordance with the proxy voting policies presently in place at the Saba RICs), and its ownership of Common Shares has at all times complied with applicable provisions of the 1940 Act.

(e) As of the date hereof, neither Saba nor any of the Saba Entities or the Affiliates is a party to any derivative securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the Common Shares.

2.4 The Adviser represents and warrants as follows:

(a) It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement.

(b) This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against it in accordance with its terms.

(c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

2.5. This Agreement is the result of an arms-length, good faith compromise and shall never at any time, for any purpose, be considered as an admission or evidence of liability or the absence of liability of any Party.

Section 3. Public Announcement

3.1 No later than one business day following the date of the Announcement, Saba shall issue one press release substantially in the form attached as Appendix B (the "Saba Press Release" and, together with the Announcement, the "Press Releases"), and no party shall make any public statement inconsistent with the Press Releases during the period from the date this Agreement is executed until the termination of this Agreement, as described in Section 4. No party shall issue additional press releases in connection with this Agreement or the actions contemplated hereby without the prior written consent of the other party except as provided below. Nothing in this Agreement shall limit or prevent (a) any Party from taking any action required by any governmental or regulatory authority (except to the extent such requirement arose by discretionary acts by any Party), (b) the Fund or the Adviser from filing one or more proxy statements or related solicitation materials or issuing press releases or other communications relating to the Liquidation, (c) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required, and (d) any Party from communicating privately with their respective investors, prospective investors and governance boards regarding the terms of this Agreement.

3.2 Following the issuance of the Press Releases, Saba shall prepare and file an amendment to their applicable Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") for the Fund reporting the entry into this Agreement (which will not contain any statement inconsistent with the Press Releases and the Item 4 disclosure set forth therein will be in a form materially consistent with the draft previously provided to the Fund) and its withdrawal of the Saba Proposals. Saba shall also file a copy of this Agreement or a summary thereof as an exhibit to the Schedule 13D amendment.

Section 4. Termination

4.1 Notwithstanding anything herein to the contrary, if the Fund fails to issue the Announcement on or prior to August 4, 2025, or if the Fund fails to complete the Liquidation and distribute substantially all of the proceeds from the Liquidation to shareholders by November 30, 2025, this Agreement shall no longer be binding on Saba, the Saba Entities or the Affiliates, and Saba reserves all rights to seek appropriate relief.

4.2 Otherwise, this Agreement shall remain in full force and effect with respect to the Fund until the earlier of:

(a) the date the Fund completes the Liquidation;

(b) such other date as may be established by mutual written agreement of the Fund, the Adviser and Saba; and

(c) upon ten (10) business days' prior written notice by either party to this Agreement (the "Non-Breaching Party") to the other party (the "Breaching Party") following any material breach of this Agreement by the Breaching Party if such breach has not been cured within such notice period, provided that the Non-Breaching Party is not in material breach of this Agreement at the time such notice is given.

4.3 Survival. This Section 4.3 and Sections 1.1 and 5 will survive the termination of this Agreement. No termination pursuant to Section 4.1 or Section 4.2(c) relieves any Party from liability for any breach of this Agreement prior to such termination.

Section 5. Miscellaneous

5.1 Specific Performance. Each Party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in The Commonwealth of Massachusetts, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.

5.2 Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in The Commonwealth of Massachusetts for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in The Commonwealth of Massachusetts, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.

5.3 Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

5.4 Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

5.5 Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email, with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to the Adviser, to:

Eaton Vance Management
One Post Office Square Boston, MA 02109
Attention: Jonathan Isaac

Email: jonathan.isaac@morganstanley.com
With a copy to Deidre Walsh

Email: deidre.walsh@morganstanley.com

If to Saba, to:

Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor New York, NY 10174
Attention: Michael D'Angelo
Email: Michael.D'Angelo@sabacapital.com

5.6 Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use their reasonable commercial efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

5.7 Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of The Commonwealth of Massachusetts, without regard to the conflict of law principles thereof.

5.8 Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto and those categories of persons specifically enumerated herein, or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Parties. Any such attempted assignment will be null and void.

5.9 Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.

5.10 Receipt of Adequate Information; No Reliance; Representation by Counsel. Each party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party by reason of the foregoing shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

5.11 Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

5.12 No Disparagement. Each Party hereto, and their respective officers, directors, trustees, managers, members, employees and affiliates, shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage or impugn, the reputation of (a) in the case of Saba: the Fund or any of its affiliates, including the Adviser (in each case solely as it relates to their advising and sub-advising of or providing services to the Fund) or any of its or their respective current or former officers, trustees, directors or employees (in each case solely as it relates to their positions with the Fund), and

(b) in the case of the Adviser: Saba and its affiliates, subsidiaries or advisors, or any of its or their respective principals, directors, members, general partners, officers, or employees or any person who has previously served in any such capacity with respect to Saba and Saba's advisors, in each case solely as it relates to Saba's and its affiliates' investment in the Fund. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

5.13 Expenses. All attorneys' fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.

[Signature Pages Follow]

In Witness Whereof, the Parties hereto have executed this Agreement as of the date first above written.

Eaton Vance Management

/s/ Craig Brandon
Name: Craig Brandon
Title: Managing Director

Saba Capital Management, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: COO

Appendix A - Form of Announcement

B-1

Appendix B - Form of Saba Press Release

B-2

Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

EATON VANCE CALIFORNIA MUNICIPAL BOND FUND AND
EATON VANCE NEW YORK MUNICIPAL BOND FUND
ANNOUNCE LIQUIDATION PROPOSAL

BOSTON, MA, August 4, 2025 - Eaton Vance California Municipal Bond Fund (NYSE American: EVM) and Eaton Vance New York Municipal Bond Fund (NYSE American: ENX) (each a "Fund" and, together, the "Funds") each announced today that the Board of Trustees of its respective Fund (each, a "Board"), at the recommendation of Eaton Vance Management, the Fund's investment adviser, has approved a proposal to liquidate and terminate the Fund (the "Liquidation"). The Liquidation is subject to approval by each Fund's shareholders, who will be asked to vote on the proposal at the Fund's 2025 Annual Meeting of Shareholders, which is scheduled to take place on September 23, 2025 (the "Annual Meeting").

In determining to recommend the Liquidation for approval by each Fund's shareholders, the Adviser and each Board considered a variety of factors and ultimately determined that the Liquidation would be in the best interests of its respective Fund and the Fund's shareholders.

Important information about the proposed Liquidation and the Annual Meeting will be included in the proxy materials that will be sent or given to shareholders of record of each Fund as of July 14, 2025, the record date, in advance of the Annual Meeting.

Shareholders are advised to read the proxy statement when it is available.

In addition, the Adviser has entered into standstill agreements with Saba Capital Management, L.P. ("Saba"), a large shareholder of each Fund, in connection with the proposed Liquidation. Under the terms of each agreement, Saba has agreed, among other things, to withdraw its shareholder proposals for the Annual Meeting, including its nominees to serve on each Fund's Board, and vote in support of the Liquidation. Each Fund has been advised that Saba will file a copy of each agreement with the Securities and Exchange Commission as an exhibit to its relevant Schedule 13D.

This press release is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Fund and is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

# # #

About the Fund

Except for sales of shares pursuant to a tender offer, common shares of the Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as the Fund) often trade at a discount from their NAV. The market price of Fund shares may vary from NAV based on factors affecting the supply and demand for shares, such as Fund distribution rates relative to similar investments, investors' expectations for future distribution changes, the clarity of the Fund's investment strategy and future return expectations, and investors' confidence in the underlying markets in which the Fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. The Fund is not a complete investment program and you may lose money investing in the Fund. An investment in the Fund may not be appropriate for all investors. Before investing in the Fund, prospective investors should consider carefully the Fund's investment objective, strategies, risks, charges and expenses.

Eaton Vance is part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley.

# # #

Saba Capital Reaches Agreements with the Eaton
Vance California Municipal Bond Fund and the
Eaton Vance New York Municipal Bond Fund

Eaton Vance to Propose Liquidation and Termination of Both Funds

New York, NY - (BUSINESS WIRE) - Saba Capital Management, L.P. (together with certain of its affiliates, "Saba"), which is the largest shareholder of the Eaton Vance California Municipal Bond Fund (NYSE: EVM) and of the Eaton Vance New York Municipal Bond Fund (NYSE: ENX) (collectively, the "Funds"), today announced that it has entered into standstill agreements (collectively, the "Agreements") with Eaton Vance Management with respect to the Funds.

Consistent with the terms of the Agreements, Eaton Vance Management has recommended to each Fund's Board that the Boards approve, subject to shareholder approval, the liquidation and termination of each Fund.

The terms of the Agreements also provide for Saba withdrawing its previously submitted proposals and trustee nominations in connection with the Funds' 2025 annual meetings of shareholders. The Agreements also contain customary standstill provisions and voting commitments.

About Saba Capital

Saba Capital Management, L.P. is a global alternative asset management firm that seeks to deliver superior risk-adjusted returns for a diverse group of clients. Founded in 2009 by Boaz Weinstein, Saba is a pioneer of credit relative value strategies and capital structure arbitrage. Saba has offices in New York City and London. Learn more at www.sabacapital.com.

Contacts
Longacre Square Partners
Kate Sylvester, 646-386-0091
ksylvester@longacresquare.com